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                           UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                           SCHEDULE 13D/A
                           Amendment No. 2

               Under the Securities Exchange Act of 1934

                         Merilus, Inc.
                 ------------------------------
                       (Name Of Issuer)

                         Common Stock
                 ------------------------------
                 (Title of Class of Securities)

                         58984R 10 8
                        --------------
                        (CUSIP Number)

    Merilus, Inc. 44 West Broadway #1805, Salt Lake City, Utah 84101
  ----------------------------------------------------------------------
(Name, Address and telephone Number of Persons Authorized to Receive Notices and Communications)

                          March 28, 2008
       -------------------------------------------------------
       (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the Following Box if a fee is being paid with the statement [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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SCHEDULE 13D

CUSIP NO. 58984R 10 8

1.  Name of Reporting Person: Micvic, LLC

    S.S. or I.R.S. Identification No. of Above Person:

2.  Check the Appropriate Box if a Member of a Group: a) [x] b) [ ]

3.  SEC Use Only

4.  Source of Funds:  PF

5. Check Box if Disclosure of Legal Proceedings is required pursuant to items 2(d) or 2(e): NA

6.  Citizenship or Place of Organization: State of Utah, United States

7.  Sole Voting Power: 336,700

8.  Shared Voting Power: 936,780

9.  Sole Dispositive Power: 336,700

10.  Shared Dispositive Power: 936,780

11.  Aggregate Amount Beneficially owned by Each Reporting Person:

12.  Check Box if the Aggregate Amount in Box (11) Excludes Certain Shares:
NA

13. Percent of Class Represented by Amount in Row (11): At March 28, 2008, the 336,700 shares would represent 28% of the 1,198,462 issued and outstanding shares. The 936,780 would represent 78% of the 1,198,462 issued and outstanding shares.

14.  Type of Reporting Person: oo-Limited Liability Company

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SCHEDULE 13D

CUSIP NO. 58984R 10 8

1.  Name of Reporting Person: Victor D. Schwarz

    S.S. or I.R.S. Identification No. of Above Person:

2.  Check the Appropriate Box if a Member of a Group:  a) [X]

           b) [ ]
3.  SEC Use Only

4.  Source of Funds:  PF

5. Check Box if Disclosure of Legal Proceedings is required pursuant to items 2(d) or 2(e): NA

6.  Citizenship or Place of Organization: State of Utah, United States

7.  Sole Voting Power: 600,000

8.  Shared Voting Power: 936,700

9.  Sole Dispositive Power: 600,000

10.  Shared Dispositive Power: 636,700

11.  Aggregate Amount Beneficially owned by Each Reporting Person: 336,700

12.  Check Box if the Aggregate Amount in Box (11) Excludes Certain Shares:
NA

13. Percent of Class Represented by Amount in Row (11): At March 28, 2008, the 336,700 shares would represent 28% of the 1,198,462 issued and outstanding shares. The 936,780 would represent 78% of the 1,198,462 issued and outstanding shares.

14.  Type of Reporting Person: IN
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SCHEDULE 13D

CUSIP NO. 58984R 10 8

1.  Name of Reporting Person: Michelle Turpin

    S.S. or I.R.S. Identification No. of Above Person:

2.  Check the Appropriate Box if a Member of a Group:  a) [X]

           b) [ ]
3.  SEC Use Only

4.  Source of Funds:  PF

5. Check Box if Disclosure of Legal Proceedings is required pursuant to items 2(d) or 2(e): NA

6.  Citizenship or Place of Organization: State of Utah, United States

7.  Sole Voting Power: 0

8.  Shared Voting Power: 5,000,000

9.  Sole Dispositive Power: 0

10.  Shared Dispositive Power: 5,000,000

11.  Aggregate Amount Beneficially owned by Each Reporting Person: 5,000,000

12.  Check Box if the Aggregate Amount in Box (11) Excludes Certain Shares:
NA

13. Percent of Class Represented by Amount in Row (11): At March 10, 2008, the 5,000,000 shares would represent 43.8% of the 11,407,242 issued and outstanding shares.

14.  Type of Reporting Person: IN

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Item 1.  Security and Issuer:

           This statement relates to shares of Common Stock of Merilus, Inc. (the "Issuer") whose address is 44 West Broadway #1805, Salt Lake City, Utah 84101.

Item 2.  Identity and Background:
     (a) The limited liability company filing this statement is Micvic, LLC. Micvic, LLC managers/members are Michelle Turpin and Victor Schwarz. Micvic is a consulting company.

     (b) Micvic's and its members/managers business address is 4764 South 900 East, Suite 3, Salt Lake City, Utah 84117;

     (c) Neither Micvic nor its members/managers are an officer or director of the Company but its ownership position allows it to control all decision requiring shareholder support. Additional, Micvic and/or its members have provide all financial support for the Company and it is anticipate Micvic or its members will continue to provide all financial support for the Company given it strong position on any major decision of the Company;

     (d) Neither Micvic nor any of its members/managers have been convicted in a criminal proceeding within the last five years;

     (e) Neither Micvic nor any of its members/managers have been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on findings any violation with respect to such laws; and

     (f) Micvic is a limited liability company formed under the laws of the state of Utah.

Item 3.  Source and Amount of Funds or other Consideration:

      All funds used in the purchase of the shares of common stock of the Issuer were personal funds of Micvic. Micvic paid $145,000 for the shares of Merilus, Inc. Ms. Turpin paid $30,000 for the 600,000 shares

Item 4.  Purpose of Transaction:

     The securities were purchased for investment purposes.

Item 5.  Interest in Securities of the Issuer.

     (a) Micvic, LLC may acquire additional shares if funding requirements of the Company require additional investments. All shares were acquired for investment purposes. Michelle Turpin a manager and member of Micvic converted a promissory note into 600,000 shares of the Company. The conversion rate was $0.05 per share.

     (b)    Micvic has sole power to vote all of its shares.

     (c) During the past 60 days, Micvic has not sold any shares of the Issuer.


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     (d)    Micvic has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer's shares of common stock held by Micvic.

     (e)     Micvic is still a five percent shareholder.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Micvic is not currently a party to any contracts with respect to the securities of the Issuer.

Item 7.  Materials to be filed as Exhibits.

   None

Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2008
MICVIC, LLC

By:_______________________
   A Duly Authorized Manager/Member

Michelle Turpin

          /s/
Victor Schwarz
          /s/